SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 10

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Longs Drug Stores Corporation

(Name of Subject Company)

Longs Drug Stores Corporation

(Name of Person Filing Statement)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(CUSIP Number of Class of Securities)

William J. Rainey, Esq.

Senior Vice President, General Counsel and Secretary

141 North Civic Drive

Walnut Creek, California 94596

(925) 937-1170

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Edward D. Herlihy, Esq.

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Schedule 14D-9 (“Amendment No. 10”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on August 18, 2008, and subsequently amended by Amendment No. 1 on September 8, 2008, Amendment No. 2 on September 10, 2008, Amendment No. 3 on September 11, 2008, Amendment No. 4 on September 17, 2008, Amendment No. 5 on September 23, 2008, Amendment No. 6 on September 25, 2008, Amendment No. 7 on October 14, 2008, Amendment No. 8 on October 16, 2008 and Amendment No. 9 on October 17, 2008 (as amended from time to time, the “Schedule 14D-9”) by Longs Drug Stores Corporation (the “Company”), a Maryland corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share, of the Company (the “Shares” and each a “Share”) for $71.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 10 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer expired at 6:00 p.m., New York City time on Friday, October 17, 2008. A total of approximately 27,749,072 Shares (including 3,144,720 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 76.51% of the outstanding Shares. Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer for payment pursuant to the terms of the Offer.

CVS and Purchaser announced a subsequent offering period to acquire all remaining untendered Shares commencing on Monday, October 20, 2008 and expiring on Tuesday, October 28, 2008 at 6 p.m., New York City time. During the subsequent offering period, Purchaser will accept for payment and promptly pay for Shares as they are tendered. Shareholders who tender Shares during such period will be paid the Offer Price. Shares tendered during the subsequent offering period may not be withdrawn. Purchaser may extend the subsequent offering period. If the subsequent offering period is extended, Purchaser will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

Pursuant to the Merger Agreement, Purchaser will merge with and into Longs, with Longs surviving the Merger as an indirect wholly owned subsidiary of CVS. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer, other than Shares owned by CVS or any direct or indirect wholly owned subsidiary of CVS or Longs, will be acquired for cash at the Offer Price. The Merger is expected to occur by the end of October 2008.

The press release announcing the results of the initial offering period and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(18).”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(a)(18)	Press Release issued by CVS on October 20, 2008 (incorporated herein by reference to Exhibit (a)(15) to Amendment No. 6 to the Schedule TO filed with the SEC by CVS and Purchaser on October 20, 2008).”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 10 to Schedule 14D-9 is true, complete and correct.

LONGS DRUG STORES CORPORATION

By:	/s/ WILLIAM J. RAINEY
William J. Rainey, Senior Vice President, General Counsel and Secretary

Dated: October 20, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(18)	Press Release issued by CVS on October 20, 2008 (incorporated herein by reference to Exhibit (a)(15) to Amendment No. 6 to the Schedule TO filed with the SEC by CVS and Purchaser on October 20, 2008).